Mail Stop 6010

	January 11, 2006

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re:	SpatiaLight, Inc.
	Post Effective Amendments No. 3 to
	Registration Statements on Form S-3
	Filed December 29, 2005
	File Nos. 333-122391 and 333-122392

Dear Mr. Olins:

      We have reviewed your letters dated December 28, 2005 and December 29, 2005 and related filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and
333-
122392)

1. The disclosure mentioned in Regulation S-K Item 501(b)(10) is inappropriate for post-effective amendments. Please revise your filings accordingly.

2. We note your response to comment 2. Given the risk that a court might disagree with your conclusions, it is unclear why you should not alert investors to the risk and the potential dollar amount of claims.

Part II

3. Please include all Items required by Form S-3, including Items
14
and 15.

Exhibits

4. Please tell us where you have filed the documents governing the agreements mentioned in your Form 8-K filed December 19, 2005.

*     *     *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Julie Sherman at (202) 551-3640, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have questions regarding our comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with questions regarding our comments on any other part of your filings.


                                                Sincerely,



                                                Russell Mancuso
                                                Branch Chief

cc (via fax):	Melvin Katz, Esq. - Bryan Cave LLP
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Robert A. Olins
SpatiaLight, Inc.
January 11, 2006
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